                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           The A Consulting Team, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000881 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                      -----------------------------
 CUSIP No. 000881 10 2          13G               Page 2 of 5 Pages
--------------------------                      -----------------------------



--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

        Shmuel BenTov
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) | |
                                                                   (b) |X|
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

         NUMBER OF           3,477,500 shares of Common Stock.  See Item 4.
          SHARES      ----------------------------------------------------------
       BENEFICIALLY   6      SHARED VOTING POWER
         OWNED BY
          EACH                0
        REPORTING     ----------------------------------------------------------
       PERSON WITH    7      SOLE DISPOSITIVE POWER

                             3,477,500 shares of Common Stock.  See Item 4.
                      ----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,492,500 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*               / /
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               49.0% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------

--------------------------                      -----------------------------
 CUSIP No. 000881 10 2          13G               Page 3 of 5 Pages
--------------------------                      -----------------------------

ITEM 1(a).        Name of Issuer:

                  The A Consulting Team, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  200 Park Avenue South
                  New York, New York  10003

ITEM 2(a).        Name of Person Filing:

                  Shmuel BenTov

ITEM 2(b).        Address of Principal Business Office or, if None, Residence:

                  200 Park Avenue South
                  New York, New York  10003

ITEM 2(c).        Citizenship:

                  United States

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(e).        CUSIP Number:

                  000881 10 2

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      |_| Broker or Dealer registered under Section 15 of the
                      Exchange Act.
         (b)      |_| Bank as defined in section 3(a)(6) of the Exchange Act.
         (c)      |_| Insurance Company as defined in section 3(a)(19) of the
                      Exchange Act.
         (d)      |_| Investment Company registered under section 8 of the
                      Investment Company Act.
         (e)      |_| An investment advisor in accordance with
                      Rule 13d-1(b)(1)(ii)(E);
         (f)      |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);
         (g)      |_| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);
         (h)      |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
         (i)      |_| A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act;
         (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

--------------------------                      -----------------------------
 CUSIP No. 000881 10 2          13G               Page 4 of 5 Pages
--------------------------                      -----------------------------

ITEM 4.           Ownership.

         (a)      Amount Beneficially Owned:

                  As of December 31, 2000, Mr. BenTov may be deemed to beneficially own 3,492,500 shares of Common Stock, which includes an aggregate of 51,000 shares of Common Stock owned by Mr. BenTov's minor children, for whom he acts as custodian, and 15,000 shares of Common Stock owned by Mr. BenTov's spouse.

         (b)      Percent of Class:

                  As of December 31, 2000, Mr. BenTov may be deemed to be the beneficial owner of an aggregate of 3,492,500 shares of Common Stock, which constituted approximately 49.0% of the 7,116,872 shares of Common Stock outstanding as of December 31, 2000.

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                        3,477,500 shares of Common Stock. Mr. BenTov does not have either sole or shared power to vote or direct the vote of the 15,000 shares of Common Stock owned by his spouse.

                  (ii)  Shared power to vote or direct the vote:

                        Not Applicable.

                  (iii) Sole power to dispose or to direct the disposition of:

                        3,477,500 shares of Common Stock. Mr. BenTov does not have either sole or shared power to dispose or direct the disposition of the 15,000 shares of Common Stock owned by his spouse.

                  (iv)  Shared power to dispose or to direct the disposition of:

                        Not Applicable.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

--------------------------                      -----------------------------
 CUSIP No. 000881 10 2          13G               Page 5 of 5 Pages
--------------------------                      -----------------------------


ITEM 9.           Notice of Dissolution of Group.

                  Not Applicable.

ITEM 10.          Certification

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 2001
                                           ------------------------------------
                                                        (Date)


                                                  /s/ Shmuel BenTov
                                           ------------------------------------
                                                     Shmuel BenTov